SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            COLONIAL COMMERCIAL CORP.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   195621 40 4
         --------------------------------------------------------------
                                 (CUSIP Number)

            Richard Rozzi, 86 Pancake Hollow Road, Highland, NY 12528
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                September 7, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
195621 40 4

                                  SCHEDULE 13D

----------------------------                                  ----------------
CUSIP NO.  195621 40 4                                       PAGE 2 OF 5 PAGES
----------------------------                                  ----------------


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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard Rozzi                 ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                         (B) [ ]

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3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
7     SOLE VOTING POWER

                      399,369
  NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           - 0 -
     EACH       ---------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             399,369
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     399,369
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

-----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.9%
-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
-----------------------------------------------------------------------


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                                                   PAGE 3 OF 5 PAGES
                                                   ------------------



ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of COLONIAL COMMERCIAL CORP. (the "Corporation"). The Corporation's principal executive office is located at 3601 Hempstead Turnpike, Levittown, New York 11756-1315.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)  This Statement is being filed by Richard Rozzi (the "Reporting Person").

(b) The business address of the Reporting Person is: 86 Pancake Hollow Road, Highland, NY 12528.

(c)  The  Reporting   Person's  present   principal   occupation  is:  Financial
     Consultant and Investor.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.



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                                                    PAGE 4 OF 5 PAGES
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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased a total of 399,369 shares of Common Stock of the Company from four brokers at various times between May of 1999 and February of 2001. The aggregate consideration paid for these shares was $1,666,602. A breakdown of purchases made by the Reporting Person is attached as EXHIBIT A. The broker/dealers were Donald & Company, First Union Securities, Goldis Financial Group and Glenn Michael Financial, Inc. All of the cash used to purchase such shares was provided from personal funds. The classification is PF.


ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Corporation's 10-Q filed on August 13, 2001, as of July 31, 2001, the Corporation had issued and outstanding 1,603,659 shares of Common Stock.

The Reporting Person is the beneficial owner of 399,365 shares of Common Stock or 24.9% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 399,365 shares of Common Stock and sole power to dispose of, or to direct the disposition of 399,365 shares of Common Stock.

(c) The Reporting Person acquired 399,365 shares over a period of 21 months, on various days, through four broker dealers, as shown in EXHIBIT A.

(d)   Not applicable.

(e)  Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.



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                                                      PAGE 5 OF 5 PAGES
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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Schedule of purchases of the Reporting Person.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      September 7 2001




                                /s/ Richard Rozzi
                                 -----------------
                                  Richard Rozzi

EXHIBIT A                     PAGE ONE:  Donald and Company


                    Number of   $ Amount Paid           Total Amount
   Date Purchased   Shares        Per share             Paid
   --------------   ------        ---------             ------------

    9/8/99          3,000             5                $15,000.00
   9/12/00            500             5                 $2,500.00
   10/5/00          1,000             6 1/8             $6,125.00
   11/3/00          2,000             5 1/2            $11,000.00
  12/15/00          2,000             5 1/8            $10,250.00
  12/27/00          1,000             4                 $4,000.00
  12/28/00          2,000             4  1/16           $8,125.00
  12/29/00          9,700             3 15/16          $38,193.75
  12/29/00          1,000             3 1/8             $3,125.00
    1/2/01          4,500             3 1/4            $14,625.00
    1/3/00            500             3 1/8             $1,562.50
    1/3/01          3,000             3 1/8             $9,375.00
   1/19/01          2,000             2 15/16           $5,875.00
   1/22/01          1,000             3                 $3,000.00
   1/24/01         10,000             3 3/4            $37,500.00
   1/26/01         15,000             2 1/2            $37,500.00
   1/29/01         10,000             2 1/2            $25,000.00
   1/30/01          6,000             2 1/2            $15,000.00
   1/31/01          5,000             2 1/4            $11,250.00
    2/1/01          5,000             2  3/16          $10,937.50
    2/1/01         18,800             2 1/2            $47,000.00
    2/2/01          5,000             2 1/4            $11,250.00
    2/5/01         20,000             2 1/8            $42,500.00
    2/6/01         20,900             2 1/4            $47,025.00
    2/8/01          4,800             2  7/16          $11,700.00

SUBTOTAL          153,700                             $429,418.75

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  EXHIBIT A                       PAGE TWO: First Union Securities

                       Number of          $ Amount Paid            Total Amount
Date Purchased         Shares               Per share              Paid
--------------         ---------            ---------              -----------

 9/28/00                  7,200              6  3/16               $44,550.00
11/28/00                   1500              5 5/8                  $8,437.50
11/29/00                  2,500              5 3/4                 $14,375.00
 12/6/00                  2,500              5 3/4                 $14,375.00
 12/8/00                  5,000              5                     $25,000.00
 12/8/00                  2,000              5 1/8                 $10,250.00
 12/8/00                  1,000              5  1/16                $5,062.50
12/12/00                  2,000              5                     $10,000.00
12/12/00                  2,000              5                     $10,000.00
12/12/00                  2,000              5                     $10,000.00
12/12/00                  2,000              4 15/16                $9,875.00
12/12/00                  2,000              5                     $10,000.00
12/19/00                119,000              5                    $595,000.00
12/21/00                 64,365              5                    $321,825.00
12/21/00                  4,100              5                     $20,500.00

SUBTOTAL                219,165                                 $1,109,250.00

EXHIBIT A       PAGE THREE:  Goldis Financial Group, First Union Securities,
                             Glenn Michael Financial, Inc. and Nat'l Securities

                               Number of     $ Amount Paid         Total Amount
              Date Purchased   Shares        Per share             Paid
              --------------   ---------     -------------         ------------

GFG            5/1/99          9,300            4                   $37,200.00
              6/10/00           4000            5                   $20,000.00
               7/5/00          2,000            5  5/16             $10,625.00

GMF           5/31/00          5,000            6                   $30,000.00

NS            8/21/00          1,100            5  7/16              $5,981.25
              8/24/00          1,000            5  6/16              $5,375.00
              8/28/00          2,000            5 1/8               $10,125.00
              8/31/00          2,100            5                   $10,631.25

SUBTOTAL                      26,500                               $129,937.50


TOTAL                        399,365                             $1,668,606.25